PRIMERO CLOSES SALE OF CERRO DEL GALLO
(Please note that all dollar amounts in this news release are expressed in U.S. dollars unless otherwise indicated.)

Toronto, Ontario, November 27, 2017 – Primero Mining Corp. (“Primero” or the “Company”) (TSX:P) today announced that the Company has closed the previously disclosed sale of the Cerro del Gallo development project (the “Project”), via the sale of all of the issued and outstanding shares of San Anton Resource Corporation, the indirect owner of the Project to Argonaut Gold Inc. (TSX:AR) ("Argonaut"). Primero has received total consideration of $15 million. The proceeds net of closing costs will be used to permanently reduce the outstanding balance on the Company's revolving credit facility (“RCF”).

About Primero

Primero Mining Corp. is a Canadian-based precious metals producer that owns 100% of the San Dimas gold-silver mine in Mexico.

Primero’s website is www.primeromining.com.

For further information, please contact:

Investor Relations
Tel: (416) 814-3160
info@primeromining.com

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This news release contains “forward-looking statements”, within the meaning of applicable United States and Canadian securities legislation, concerning the business and operations of Primero Mining Corp. and its consolidated subsidiaries (collectively, “Primero” or the “Company”). All statements, other than statements of historical fact, are forward-looking statements. Forward-looking statements in this news release include statements regarding the Company’s expectation to apply the net proceeds of the transaction to reduce the outstanding balance of the Company’s revolving credit facility. The assumptions made by the Company in preparing the forward-looking information contained in this news release, which may prove to be incorrect, include, but are not limited to: the expectations and beliefs of management; the specific assumptions set forth above in this news release; that the exchange rate between the Canadian dollar and the United States dollar remain consistent with current levels; that there are no other events or matters that would prevent the Company either from paying down the outstanding balance of the revolving credit facility, or otherwise affect its ability thereafter to draw on the revolving credit facility.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, performance or achievements of Primero to be materially different from those expressed or implied by such forward-looking statements, including that the final net amount of proceeds from the sale of the Project is dependent on transaction expenses and is therefore uncertain. Certain of these factors are discussed in greater detail in Primero’s registration statement on Form 40-F on file with the U.S. Securities and Exchange Commission, and its most recent Annual Information Form on file with the Canadian provincial securities regulatory authorities and available at www.sedar.com. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. In addition, although Primero has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Forward-looking statements are made as of the date hereof and accordingly are subject to change after such date. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans and allowing investors and others to get a better understanding of our operating environment. Primero does not undertake to update any forward-looking statements that are included in this document, except in accordance with applicable securities laws.